UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              RadView Software Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary shares, NIS 0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M81867109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Fortissimo Capital Fund
                               14 Hamelacha Street
                      Park Afek, Rosh Ha'ayin ISRAEL 48091
                           Telephone: 972 (3) 915-7400
                             Attention: Marc Lesnick
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                March _20_, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81867109
--------- --------------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Fortissimo Capital Fund GP, L.P.
--------- --------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                           (a) |X|
                                                                                                           (b)

--------- --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF
--------- --------------------------------------------------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- --------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- --------------------------------------------------------------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  0*
NUMBER OF
SHARES                     ------ --------------------------------------------------------------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
 EACH
REPORTING                         158,125,001*
PERSON                     ------ --------------------------------------------------------------------------------------------------
 WITH
                           9      SOLE DISPOSITIVE POWER

                                  0*
                           ------ --------------------------------------------------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  169,583,334*
-------------------------- ------ --------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          150,729,166**
--------- --------------------------------------------------------------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
--------- --------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          84.9%**
--------- --------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Calculations are based on 102,192,350 Ordinary Shares outstanding following the closing of the third additional investment of the Fortissimo Entities (as defined below) on March 20, 2007, which followed the closing of the second additional investment on February 8, 2007, the first additional investment on December 24, 2006 and the initial investment by the Fortissimo Entities that closed on August 18, 2006 as described in the issuer's Proxy Statement on
Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This amendment to Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities"), acting as a "group" (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders' Agreement filed as Exhibit 8 hereto, the Fortissimo Entities may, together with Shem Basum Ltd., Mr. Yehuda Zisapel, and Michael Chill (the "Co-Investors") be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act, and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Fortissimo Entities and does not include the shares held by the Co-Investors (the "Co-Investor Shares").

CUSIP No. M81867109
--------- --------------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Fortissimo Capital Fund L.P.
--------- --------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                           (a) |X|
                                                                                                           (b)

--------- --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- --------------------------------------------------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- --------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- --------------------------------------------------------------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  0*
NUMBER OF
SHARES                     ------ --------------------------------------------------------------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
 EACH
REPORTING                         158,125,001*
PERSON                     ------ --------------------------------------------------------------------------------------------------
 WITH
                           9      SOLE DISPOSITIVE POWER

                                  0*
                           ------ --------------------------------------------------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  169,583,334*
-------------------------- ------ --------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,779,243**
--------- --------------------------------------------------------------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
--------- --------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%**
--------- --------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Calculations are based on 102,192,350_ Ordinary Shares outstanding following the closing of the third additional investment of the Fortissimo Entities on March 20, 2007, the closing of the second additional investment on February 8, 2007, the first additional investment on December 24, 2006, which followed the initial investment by the Fortissimo Entities that closed on August 18, 2006 as described in the issuer's Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders' Agreement filed as Exhibit 8 hereto, the Fortissimo Entities may, together with the Co-Investors be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

CUSIP No. M81867109
--------- --------------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Fortissimo Capital Fund (Israel) L.P.
--------- --------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                           (a) |X|
                                                                                                           (b)

--------- --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- --------------------------------------------------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- --------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ISRAEL
--------- --------------------------------------------------------------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  0*
NUMBER OF
SHARES                     ------ --------------------------------------------------------------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
 EACH
REPORTING                         158,125,001*
PERSON                     ------ --------------------------------------------------------------------------------------------------
 WITH
                           9      SOLE DISPOSITIVE POWER

                                  0*
                           ------ --------------------------------------------------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  169,583,334*
-------------------------- ------ --------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          136,210,432**
--------- --------------------------------------------------------------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
--------- --------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          80%**
--------- --------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Calculations are based on 102,192,350 Ordinary Shares outstanding following the closing of the third additional investment of the Fortissimo Entities on March 20, 2007, the closing of the second additional investment on February 8, 2007, the first additional investment on December 24, 2006 and the initial investment by the Fortissimo Entities that closed on August 18, 2006 as described in the issuer's Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders' Agreement filed as Exhibit 8 hereto, the Fortissimo Entities may, together with the Co-Investors be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

CUSIP No. M81867109
--------- --------------------------------------------------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Fortissimo Capital Fund (Israel-DP), L.P.
--------- --------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                           (a) |X|
                                                                                                           (b)

--------- --------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------- --------------------------------------------------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- --------------------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ISRAEL
--------- --------------------------------------------------------------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  0*
NUMBER OF
SHARES                     ------ --------------------------------------------------------------------------------------------------
BENEFICIALLY
OWNED BY                   8      SHARED VOTING POWER
 EACH
REPORTING                         158,125,001*
PERSON                     ------ --------------------------------------------------------------------------------------------------
 WITH
                           9      SOLE DISPOSITIVE POWER

                                  0*
                           ------ --------------------------------------------------------------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  169,583,334*
-------------------------- ------ --------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,739,491**
--------- --------------------------------------------------------------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
--------- --------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.1%**
--------- --------------------------------------------------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------- --------------------------------------------------------------------------------------------------------------------------

* Calculations are based on 102,192,350Ordinary Shares outstanding following the closing of the third additional investment of the Fortissimo Entities on March 20, 2007, the closing of the second additional investment on February 8, 2007, which followed the first additional investment on December 24, 2006 and initial investment by the Fortissimo Entities that closed on August 18, 2006 as described in the issuer's Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders' Agreement filed as Exhibit 8 hereto, the Fortissimo Entities may, together with the Co-Investors, be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

      This Amendment No. 3 to Schedule 13D amends certain information set forth in Amendment No. 2 to the Schedule 13D filed by Fortissimo Capital Fund GP, L.P. ("FFC-GP"); Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of ordinary shares, NIS 0.01 par value per share ("Ordinary Shares"), of RadView Software Ltd.

Item 1. Securities and Issuer

      The class of equity securities to which this statement relates is Ordinary Shares of RadView Software Ltd. (the "Issuer"), an Israeli corporation, whose principal executive offices are located at 14 Hamelacha Street, Park Afek, Rosh Ha'ayin, Israel.

Item 2. Identity and Background

      FFC-GP is a limited partnership organized and existing under the laws of the Cayman Islands and whose principal business is to act as the sole general partner of the other Reporting Persons. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFC-GP is Fortissimo Capital (GP) Management Ltd., a Cayman Island corporation ("FFC Mgmt"). The business address of FFC Mgmt is Walkers House PO Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. FFC Mgmt's principal business is to act as the sole general partner of FFC Cayman. The sole shareholder and director of FFC-GP is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

      The principal business of each of FFC-Israel, FFC-Israel-DP and FFC Cayman is investing in technology companies, and their respective business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091.

      Each of FFC-Israel and FFC-Israel-DP is a limited partnership organized and existing under the laws of the State of Israel. FFC Cayman is a limited partnership organized and existing under the laws of the Cayman Islands.

      None of the Reporting Persons or the Control Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

      None of the Reporting Persons or the Control Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

      On April 4, 2006, the Issuer executed a share purchase agreement ("Purchase Agreement") and a convertible loan agreement with the Reporting Persons and the Co-Investors, for an initial investment of $1.5 million (the "Initial Closing"), consisting of $750,000 for the purchase of 25,000,000 convertible Series A Preferred Shares at a purchase price of $0.03 per share, and $750,000 as a convertible loan (together, the "Financing Transactions"). The Financing Transactions closed on August 18, 2006.

Each Reporting  Person  invested the following  amounts  pursuant to the Initial
Closing:

FFC-Israel - $506,090

FFC-Israel-DP - $36,346
FFC Cayman - $20,063

      Warrants. Under the Purchase Agreement, the Reporting Persons and the Co-Investors also received warrants to purchase 18,750,000 Series B Preferred Shares (the "Warrants") with respect to the initial investment at an exercise price of $0.04 per share, exercisable for a period of five years from date of issuance.

      Convertible Loan Agreement. In addition to the investment, the Reporting Persons and the Co-Investors provided the Issuer with the convertible loan for an aggregate amount of $750,000. The convertible loan bears interest at 8.0% per annum. The convertible loan plus, at the election of the Investors, any accrued interest thereon, is convertible into Series A Preferred Shares at a conversion price of $0.03 per share. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter.

      The Series A Preferred Stock and Series B Preferred Stock are each convertible into Ordinary Shares on a one for one basis.

      The Purchase Agreement provided that during a period of eighteen months following the Initial Closing, the Fortissimo Entities and the Co-Investors may purchase up to an additional 75,000,000 Series A Preferred Shares and an additional 56,250,000 Warrants. Pursuant to the First Addendum to the Purchase Agreement, dated December 24, 2006 (the "First Addendum"), the Fortissimo Entities purchased an additional 23,333,334 Series A Preferred Shares and an additional 17,500,000 Warrants (the "First Additional Closing") for a purchase price of $700,000. Pursuant to the First Addendum, the Issuer granted to the Fortissimo Entities a new option, to acquire the identical amount of shares and warrants the Fortissimo Entities purchase in each additional closing, at the same terms and conditions (the "New Option"). This New Option is subject to the Issuer's shareholders approval, and the Issuer has undertaken to seek such approval at the upcoming shareholders meeting. The parties further agreed that the Issuer shall have the right to buy-back any shares and warrants issued to the Fortissimo Entities in an additional closing with respect to which a New Option was granted, by payment to the Fortissimo Entities of the securities' purchase price plus interest at an annual rate of 8%. The Issuer's aforementioned buy-back right shall lapse at the end of 12 months from the date the respective New Option was issued.

      At the First Additional Closing, each Reporting Person invested the following amounts:

      FFC-Israel - $629,801
      FFC-Israel-DP - $45,231
      FFC Cayman - $24,968

      Pursuant to the Second Addendum to the Purchase Agreement, dated February 7, 2007 (the "Second Addendum"), the Fortissimo Entities purchased an additional 16,666,667 Series A Preferred Shares and an additional 12,500,000 Warrants (the "Second Additional Closing") for a purchase price of $500,000. Pursuant to the Second Addendum, the Issuer granted to the Fortissimo Entities an option in accordance with the New Option granted pursuant to the First Addendum, whereby, subject to the Issuer's shareholders approval, the Fortissimo Entities have the right to acquire the identical amount of shares and warrants purchased in the Second Additional Closing, at the same terms and conditions, and the Issuer has the right to buy back any shares and warrants issued to the Fortissimo Entities in the Second Additional Closing, by payment to the Fortissimo Entities of the Second Additional Closing securities' purchase price plus interest at an annual rate of 8%. The Issuer's aforementioned buy-back right shall lapse at the end of 12 months from the Second Additional Closing date.

      At the Second Additional Closing, each Reporting Person invested the following amounts:

      FFC-Israel - $460,364
      FFC-Israel-DP - $32,315
      FFC Cayman - $7,321

Pursuant to the Third Addendum to the Purchase Agreement, dated March 20, 2007 (the "Third Addendum"), the Fortissimo Entities purchased an additional 16,666,667 Series A Preferred Shares and an additional 12,500,000 Warrants (the "Second Additional Closing") for a purchase price of $500,000. Pursuant to the Third Addendum, the Issuer granted to the Fortissimo Entities an option in accordance with the New Option granted pursuant to the First Addendum, whereby, subject to the Issuer's shareholders approval, the Fortissimo Entities have the right to acquire the identical amount of shares and warrants purchased in the Third Additional Closing, at the same terms and conditions, and the Issuer has the right to buy back any shares and warrants issued to the Fortissimo Entities in the Third Additional Closing, by payment to the Fortissimo Entities of the Third Additional Closing securities' purchase price plus interest at an annual rate of 8%. The Issuer's aforementioned buy-back right shall lapse at the end of 12 months from the Third Additional Closing date.

      At the Third Additional Closing, each Reporting Person invested the following amounts:

      FFC-Israel - $449,586
      FFC-Israel-DP - $32,301
      FFC Cayman - $18,113

      The Reporting Persons and Shem Basum Ltd., an Israeli company, having its address at 8 Hanna Senesh St., Kfar Saba, Israel ("Shem Basum"); Mr. Yehuda Zisapel, an individual having his address at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel ("Zisapel") and Michael Chill, an individual having his address at 210 West 89th Street Apt. 4-N, New York, NY 10024, U.S.A. ("Chill"; and together with Shem Basum and Zisapel, the "Co-Investors" ) have entered into a shareholders agreement (the "Shareholders Agreement"), pursuant to which Shem Basum and Chill have agreed to vote in accordance with the Reporting Persons, except with respect to related-party transactions and matters that adversely and disproportionately affect the Co-Investors rights and entitlements, as compared to those of the Reporting Persons. Shem Basum and Chill each granted FFC-GP an irrevocable proxy for such purpose. In addition, the Shareholders Agreement contains certain provisions with respect to co-sale rights, rights of first refusal and other rights that may affect the disposition of Ordinary Shares. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the Fortissimo Entities together with the Co-Investors are deemed to be members of a "Group" as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). The Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

      FFC-Israel, FFC-Israel-DP and FFC Cayman are each parallel private equity funds that invest in growth oriented technology companies. The investors in the aforementioned funds are financial institutions and high net worth individuals.

Item 4. Purpose of Transaction

      The Reporting Persons have acquired the securities for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power, respectively.

      Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirers or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

      The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this amendment to Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

      The information set forth in Item 3 of this amendment to Schedule 13D is hereby incorporated herein by reference.

      Two individuals affiliated with the Reporting Persons are currently serving as directors on the Issuer's Board of Directors. In addition, Yochai Hacohen, a partner in Fortissimo, currently serves as the CEO of the Company.

      Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f)   Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

            (g)   Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)   Any action similar to any of those enumerated above.

            Notwithstanding the  foregoing,  the Reporting  Persons  reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer

         (a) - (b) Each of the Reporting Person's allocation is as follows:

        --------------- ----------- ------------- --------------- ----------------- --------------
        Entity           Number of  Number of       Number of       Total           % beneficially
                          Shares     Warrants       Convert.                            owned *
                                                   Loan Shares
        --------------- ----------- ------------- --------------- ----------------- --------------
        FFC-GP          81,666,668  61,250,000     18,749,999     161,666,667             84.9%
        --------------- ----------- ------------- --------------- ----------------- --------------
        FFC-Israel      68,194,715  51,146,036     16,869,681     136,210,432             80%
        --------------- ----------- ------------- --------------- ----------------- --------------
        FFC-Israel -DP   4,873,112   3,654,834      1,211,545       9,739,491              9.1%
        --------------- ----------- ------------- --------------- ----------------- --------------
        FFC Cayman       2,348,840   1,761,630        668,773       4,779,243              4.6%
        --------------- ----------- ------------- --------------- ----------------- --------------

                   ----------

      *Calculated on the basis of 102,192,350 ordinary shares outstanding following the closing of the third additional investment of the Fortissimo Entities on March 20, 2007, which followed the closing of the Second additional investment of the Fortissimo Entities on February 8, 2007, which followed the First Additional Closing that closed on December 24, 2006 and the initial investment by the Fortissimo Entities that closed on August 18, 2006, as described in the issuer's Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. Percentage beneficially owned includes Ordinary Shares underlying warrants to purchase Ordinary Shares exercisable within 60 days and Ordinary Shares issuable upon conversion of a convertible loan, convertible within 60 days.

      Each Reporting Person has shared voting power over 158,125,001 Ordinary Shares and shared dispositive power over 169,583,334 Ordinary Shares. No Reporting Person has sole voting power or sole dispositive power over Ordinary Shares. Pursuant to the Shareholders Agreement, the number of Ordinary shares for which there is shared voting power and shared dispositive power includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares

      FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 90.42%; FFC-Israel-DP- 6.46%; and FFC Cayman -3.11%.

      FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC GP is the beneficial owner of the Ordinary Shares held by each of the Reporting Persons. FFC GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the Ordinary Shares held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the Ordinary Shares directly beneficially owned by the Reporting Persons.

      (c) See Item 3 above. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days

      (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this statement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

      On April 4, 2006, FFC GP, (on behalf of the other Reporting Persons) and the Issuer entered into the Purchase Agreement described in Item 3 above, pursuant to which it made an investment in the Issuer. In connection with the Purchase Agreement, the parties thereto also entered into a registration rights agreement, dated August 18, 2006, pursuant to which the Issuer undertook to register the Ordinary Shares acquired by the Reporting Persons.

      On April 4, 2006, the parties entered into a Convertible Loan Agreement as described above.

      On July 26, 2006, the parties entered into an Amended Convertible Loan Agreement.

      In addition, on August 18, 2006, as part of the Financing Transactions, the Issuer entered into a management services agreement with FFC-GP. Pursuant to the management services agreement, FFC-GP, through its employees, officers and directors, provides management services and advises and provides assistance to the Issuer's management concerning the Issuer's affairs and business.

      In consideration of the performance of the management services and the board services, the Issuer agreed to pay to FFC-GP (i) an annual management fee of $50,000, payable in quarterly installments; and (ii) an additional management fee payment of $70,000 payable at the end of the fiscal year, commencing in 2006, in the event that the Issuer is profitable in such fiscal year, and provided however, that any payment of such additional management fees shall be payable only out of profits of the Issuer of such fiscal year.

      The management services agreement would become effective upon the Initial Closing and would not be able to be terminated for so long as the Board of Directors includes at least three Preferred Directors, as described below.

      On August 17, 2006, FFC GP, on behalf of the other Reporting Persons entered into the Shareholders Agreement with the Co-Investors.

      On December 24, 2006, FFC GP, (on behalf of the other Reporting Persons) and the Issuer entered into the First Addendum to the Purchase Agreement dated April 4, 2006 as described above.

      On February 7, 2007, FFC GP, (on behalf of the other Reporting Persons) and the Issuer entered into the Second Addendum to the Purchase Agreement dated April 4, 2006 as described above.

      On March 20, 2007, FFC GP, (on behalf of the other Reporting Persons) and the Issuer entered into the Third Addendum to the Purchase Agreement dated April 4, 2006 as described above.

Item 7. Material to be Filed as Exhibits

      1. Joint Filing Agreement, by and among the Reporting Persons dated August 28, 2006*.

      2. Share Purchase Agreement dated as of April 4, 2006 between the Issuer and FFC GP (Incorporated by reference to Appendix C to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006)*.

      3. Additional Closing Addendum No. 1 to the Share Purchase Agreement, dated December 24, 2006.**

      4. Additional Closing Addendum No. 2 to the Share Purchase Agreement, dated February 7, 2007. ***

      5. Additional Closing Addendum No. 3 to the Share Purchase Agreement, dated March 20, 2007.

      6. Form of Warrant (Incorporated by reference to Appendix C to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

      7. Management Services Agreement dated as of August 18, 2006 by and between the Issuer and FFC GP on behalf of the Fortissimo Entities (Incorporated by reference to Appendix F to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

      8.    Registration   Rights   Agreement   dated  as  of  August  18,  2006
            (Incorporated by reference to Appendix E to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

      9. Shareholders Agreement, between FFC-GP (on behalf of the several partnerships with respect to which it serves as a General Partner) and the Co-Investors, dated August 17, 2006.*

      10. Convertible Loan Agreement dated April 4, 2006 (Incorporated by reference to Appendix D to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006)*

      11.   Amended Convertible Loan Agreement dated July 26, 2006.*

                      -------------

            * Incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 28, 2006.

            ** Incorporated by reference to the Schedule 13D Amendment No. 1 filed by the Reporting Persons on January 25, 2007.

            *** Incorporated by reference to the Schedule 13D Amendment No. 2 filed by the Reporting Persons on February 12, 2007.

                  [Remainder of page intentionally left blank]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: March _25_, 2007

         1. Fortissimo Capital GP, LP

         By its General Partner, Fortissimo Capital (GP) Management Ltd.:

         __/s/Yuval Cohen______________________

         Yuval Cohen, Director

         2. Fortissimo Capital Fund (Israel) LP

         By its General Partner:

         Fortissimo Capital GP, LP

         By its General Partner, Fortissimo Capital (GP) Management Ltd.:

         _/s/Yuval Cohen_______________________

         Yuval Cohen, Director

         3. Fortissimo Capital Fund (Israel-DP), L.P.

         By its General Partner:

         Fortissimo Capital GP, LP

         By its General Partner, Fortissimo Capital (GP) Management Ltd.:

         __/s/Yuval Cohen___________________

         Yuval Cohen, Director

         4. Fortissimo Capital Fund, L.P.

         By its General Partner:

         Fortissimo Capital GP, LP

         By its General Partner, Fortissimo Capital (GP) Management Ltd.:

         ___/s/Yuval Cohen_____________________

         Yuval Cohen, Director